UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2026 AND FOR THE NINE AND THREE-MONTH PERIOD

ENDED SEPTEMBER 30, 2026

PRESENTED IN COMPARATIVE FORM

(Stated in millions of constant pesos – Note 3)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Consolidated Financial Statements.

Terms	Definitions
BNA	Banco de la Nación Argentina
ByMA	Bolsas y Mercados Argentinos S.A. (the Argentine stock exchange and securities market)
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Distribution Own Cost
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENARGAS	National Regulatory Authority for the Distribution of Natural Gas
ENRE	National Regulatory Authority for the Distribution of Electricity
ENReGE	National Gas and Electricity Regulatory Authority
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FNEE	National Fund for Electric Power
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
INDEC	National Institute of Statistics and Census
IPC	Consumer Price Index
IPIM	Wholesale Price Index
KWh	Kilowatt hour
MAE	Mercado Abierto Electrónico S.A. (electronic securities and foreign currency trading market)
MEM	Wholesale Electricity Market
MWh	Megawatt hour
NYSE	New York Stock Exchange
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
VAD	Distribution Added Value

3

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the Bylaws: July 24, 2024

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú St., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2026

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 21)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,566,330
Class C (2)	1,596,659
906,455,100

(1)	Includes 30,772,779 treasury shares as of September 30, 2026.
(2)	Relates to the Employee Stock Ownership Program Class C shares (Note 21).

4

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Comprehensive Income

for the nine and three-month period ended September 30, 2026 presented in comparative form

(Stated in millions of constant pesos – Note 3)

		Nine months at		Three months at
	Note	09.30.26	09.30.25	09.30.26	09.30.25

Revenue	8	3,051,244	2,824,769	1,122,720	987,806
Energy purchases	8	(1,825,722)	(1,671,083)	(688,346)	(573,569)
Distribution margin		1,225,522	1,153,686	434,374	414,237
Transmission and distribution expenses	9	(498,627)	(529,350)	(166,143)	(146,796)
Gross profit		726,895	624,336	268,231	267,441

Selling expenses	9	(244,370)	(226,906)	(91,664)	(79,318)
Administrative expenses	9	(243,386)	(278,811)	(90,180)	(116,614)
Other operating income	10	95,312	63,729	30,351	29,043
Other operating expense	10	(26,294)	(50,117)	(10,298)	(16,701)
Result from interest in joint ventures		24	(94)	-	(18)
Operating result		308,181	132,137	106,440	83,833

Agreement on the Regularization of Obligations	2.b	-	265,941	-	28,223

Financial income	11	9,347	580	3,691	339
Financial costs	11	(277,303)	(270,181)	(103,178)	(74,680)
Other financial results	11	(43,170)	(120,854)	(19,249)	(57,719)
Net financial costs		(311,126)	(390,455)	(118,736)	(132,060)

Monetary gain (RECPAM)		277,270	279,742	70,435	75,628

Income before taxes		274,325	287,365	58,139	55,624

Income tax	28	(64,858)	(48,056)	(14,942)	(1,442)
Income for the period		209,467	239,309	43,197	54,182

Comprehensive income for the period attributable to:
Owners of the parent		209,467	239,309	43,197	54,182
Comprehensive income for the period		209,467	239,309	43,197	54,182

Basic and diluted income per share:
Income per share (argentine pesos per share)	12	239.39	273.50	49.37	61.92

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

5

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Financial Position

as of September 30, 2026 presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	09.30.26	12.31.25
ASSETS
Non-current assets
Property, plant and equipment	13	5,179,413	5,110,974
Interest in joint ventures		274	250
Right-of-use asset	14	11,886	13,118
Other receivables	16	1,364	650
Financial assets at fair value through profit or loss	19	55,988	66,375
Total non-current assets		5,248,925	5,191,367

Current assets
Inventories	15	274,454	288,447
Other receivables	16	159,308	42,633
Trade receivables	17	551,903	613,553
Financial assets at amortized cost	18	68,662	29,091
Financial assets at fair value through profit or loss	19	771,582	699,363
Cash and cash equivalents	20	1,006,452	256,147
Total current assets		2,832,361	1,929,234
TOTAL ASSETS		8,081,286	7,120,601

6

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Financial Position

as of September 30, 2026 presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	09.30.26	12.31.25
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	21	875	875
Adjustment to share capital	21	1,208,033	1,208,033
Treasury stock	21	31	31
Adjustment to treasury stock	21	25,848	25,848
Additional paid-in capital	21	16,797	16,797
Cost treasury stock		(98,960)	(98,960)
Legal reserve		120,578	105,789
Voluntary reserve		1,482,253	1,201,263
Other comprehensive loss		(7,167)	(7,167)
Accumulated profits		209,467	295,779
TOTAL EQUITY		2,957,755	2,748,288

LIABILITIES
Non-current liabilities
Trade payables	23	6,892	6,158
Other payables	24	342,293	417,526
Borrowings	25	1,971,137	871,072
Deferred revenue	26	163,753	172,194
Salaries and social security payable	27	10,099	13,006
Benefit plans		19,910	20,983
Deferred tax liability	28	971,136	1,039,259
Provisions	30	29,897	29,680
Total non-current liabilities		3,515,117	2,569,878
Current liabilities
Trade payables	23	734,561	694,875
Other payables	24	139,162	156,635
Borrowings	25	473,811	593,125
Deferred revenue	26	5,026	931
Salaries and social security payable	27	78,927	108,461
Benefit plans		2,010	2,485
Income tax payable	28	85,697	115,753
Tax liabilities	29	66,682	99,875
Provisions	30	22,538	30,295
Total current liabilities		1,608,414	1,802,435
TOTAL LIABILITIES		5,123,531	4,372,313

TOTAL LIABILITIES AND EQUITY		8,081,286	7,120,601

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

7

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Changes in Equity

for the nine-month period ended September 30, 2026

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other comprehen- sive results	Accumula- ted (losses) profits	Total equity
Balance at December 31, 2024	875	1,208,033	31	25,848	16,797	(98,960)	83,659	810,149	(8,581)	413,244	2,451,095
Ordinary Shareholders’ Meeting held on April 28, 2025: Appropiation of reserves	-	-	-	-	-	-	22,130	391,114	-	(413,244)	-
Income for the nine-month period	-	-	-	-	-	-	-	-	-	239,309	239,309
Balance at September 30, 2025	875	1,208,033	31	25,848	16,797	(98,960)	105,789	1,201,263	(8,581)	239,309	2,690,404

Other comprehensive results	-	-	-	-	-	-	-	-	1,414	-	1,414
Income for the complementary three-month period	-	-	-	-	-	-	-	-	-	56,470	56,470
Balance at December 31, 2025	875	1,208,033	31	25,848	16,797	(98,960)	105,789	1,201,263	(7,167)	295,779	2,748,288

Ordinary Shareholders’ Meeting held on April 29, 2026: Appropiation of reserves (Note 32)	-	-	-	-	-	-	14,789	280,990	-	(295,779)	-
Income for the nine-month period	-	-	-	-	-	-	-	-	-	209,467	209,467
Balance at September 30, 2026	875	1,208,033	31	25,848	16,797	(98,960)	120,578	1,482,253	(7,167)	209,467	2,957,755

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

8

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Cash Flows

for the nine-month period ended September 30, 2026

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	09.30.26	09.30.25
Cash flows from operating activities
Income for the period		209,467	239,309

Adjustments to reconcile net (loss) income to net cash flows from operating activities:
Depreciation of property, plant and equipment	13	191,679	181,381
Depreciation of right-of-use assets	14	6,273	7,180
Loss on disposals of property, plant and equipment	13	3,647	7,263
Net accrued interest	11	256,129	262,994
Income from customer surcharges	10	(27,043)	(27,885)
Exchange difference	11	25,825	64,776
Income tax	28	64,858	48,056
Allowance for the impairment of trade and other receivables	9	27,040	28,543
Adjustment to present value of receivables	11	2,867	4,229
Provision for contingencies	30	17,013	27,863
Recovery of penalties	10	-	(22,022)
Changes in fair value of financial assets and financial liabilities	11	(56,285)	(30,779)
Accrual of benefit plans	9	4,588	7,260
Net loss from the cancelattion of Corporate Notes	11	5,414	65
Loss on integration in kind of Corporate Notes	11	1,709	-
Income from non-reimbursable customer contributions	10	(4,064)	(1,489)
Result from interest in joint ventures		(24)	94
Agreement on the Regularization of Obligations	2.b	-	(265,941)
Monetary gain (RECPAM)		(277,270)	(279,742)
Changes in operating assets and liabilities:
Increase in trade receivables		(68,188)	(165,163)
Decrease in other receivables		35,774	47,320
Decrease (Increase) in inventories		13,189	(33,973)
Increase in deferred revenue		10,113	24,219
Increase (Decrease) in trade payables		51,427	(404,233)
Decrease in salaries and social security payable		(9,221)	(1,309)
Decrease in benefit plans		(1,652)	(164)
(Decrease) Increase in tax liabilities		(89,168)	2,471
(Decrease) Increase in other payables		(25,490)	466,323
Decrease in provisions	30	(12,114)	(5,139)
Payment of income tax payable		(112,481)	-
Net cash flows generated by operating activities		244,012	181,507

9

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Cash Flows

for the nine-month period ended September 30, 2026

presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	09.30.26	09.30.25
Cash flows from investing activities
Payment of property, plant and equipment		(242,229)	(333,635)
(Purchase) Sale net of Mutual funds and negotiable instruments		(157,492)	36,174
Advance paid for the acquisition of shares	33	(118,816)	-
Payment for the acquisition of minority interest		-	(40,978)
Net cash flows used in investing activities		(518,537)	(338,439)

Cash flows from financing activities
Proceeds from borrowings		1,686,281	393,775
Payment of borrowings		(572,035)	(100,858)
Payment of lease liability	24	(7,281)	(12,777)
Payment of interests from borrowings		(106,241)	(56,389)
Payment of Corporate Notes issuance expenses		(51,599)	(4,471)
Cancelattion of Corporate Notes		(5,414)	(4,403)
Net cash flows generated by financing activities		943,711	214,877

Increase in cash and cash equivalents		669,186	57,945

Cash and cash equivalents at the beginning of the year	20	174,474	(51,315)
Exchange difference in cash and cash equivalents		25,371	14,736
Result from exposure to inflation		(11,277)	(668)
Increase in cash and cash equivalents		669,186	57,945
Cash and cash equivalents at the end of the period	20	857,754	20,698

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(21,536)	(43,852)

Adquisition of advances to suppliers, right-of-use assets through increased other payables		(5,041)	(3,302)

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

10

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of the Argentine Republic, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentina, whose shares are listed on ByMA, traded on the MAE and the NYSE.

The Company’s corporate purpose is to engage in the provision of electricity distribution and sale services within the concession area and under the terms of the Concession Agreement by which this public service is regulated. The Company may also provide and/or sale telecommunication services; subscribe or acquire shares of other companies; hold equity interests in other companies engaged in activities related to the distribution and sale of electric power and/or the generation of electric power, whether renewable or conventional, critical minerals, digitalization, and/or artificial intelligence; provide advisory, training, operation and maintenance, consulting and management, and research and analysis services; as well as assign, for valuable consideration or free of charge, specialized know-how acquired in the development of its business activities.

The Company’s economic and financial situation

Throughout this nine-month period, the Company’s financial performance maintained the improving trend evidenced in the last few fiscal years. Since 2024, the electricity rate increases, including the approval of the 2025-2030 Electricity Rate Review, have helped restore the Company's capital and financial position.

Furthermore, and taking into consideration the expansion of the corporate purpose carried out in 2024, aimed at providing greater flexibility and actively capturing new business opportunities arising from the energy transition and sustainable mobility, the Company is currently acquiring and continuously evaluating other energy assets in accordance with its strategic plan to diversify, expand, and capitalize on opportunities in the energy sector, with the aim of strengthening its position in the energy industry and realizing long-term growth opportunities, including the potential acquisition—whether direct or indirect by the Company—of businesses in the power, electricity transmission, and hydrocarbons sectors, including complementary assets in the sale, final refining, and/or distribution (downstream) of hydrocarbons, oil, and their derivatives, as well as in the distribution and sale of natural gas.

In this regard, on August 10, 2026, YPF S.A. accepted the Company’s offer for the majority stake in Metrogas S.A. (Note 33). The Company believes that this acquisition will complement its existing operations, allow it to diversify into the natural gas distribution sector, and enable it to benefit from the creation of synergies across its regulated public utility operations in Argentina.

Additionally, in October 2026, Edenor Inversiones SAU was incorporated for the purpose of acquiring and managing equity interests in other companies, providing strategic services to those in which it holds an interest, and granting financing using its own funds, among other purposes.

Furthermore, Law No. 27,828 was enacted, which provides for the Economic and Financial Self-Sufficiency of the MEM and recognizes contingent credits in favor of the Company for revenues it would have been entitled to receive had the terms of its concession agreement been fulfilled (Note 2.b).

Finally, taking into consideration the impact of the electricity rate adjustments implemented, the results of operations for the period continue to reflect an improvement in the Company’s operational and financial performance. Within this framework, the Company has continued to make the investments necessary to maintain grid reliability and enhance service quality through technology and innovation, aimed at more efficient energy use.

11

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	2 | Regulatory framework

At the date of issuance of these condensed interim consolidated financial statements, there exist the following changes with respect to the situation reported by the Company in the Consolidated Financial Statements as of December 31, 2025:

a)	Electricity rate situation

During this period, the periodic monthly rate adjustments continued, applying the regulatory inflation-adjustment formula for the CPD (33% based on the IPC and 67% based on the IPIM), plus 0.42% above inflation in real terms. The following resolutions changed the situation reported in the Consolidated Financial Statements as of December 31, 2025, in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Reference Price for Capacity):

Resolution	Date	What it approves	Effective as from	VAD
ENRE No. 198/2026	March 30, 2026	Electricity rate schedules	April 1	2.04%
SE No. 109/2026	April 30, 2026	Seasonal reference prices (1)	May 1	-
ENRE No. 243/2026	May 4, 2026	Electricity rate schedules	May 1	4.10%
ENReGE No. 26/2026	May 28, 2026	Electricity rate schedules	June 1	4.75%
SE No. 151/2026	June 30, 2026	Seasonal reference prices	July 1	-
ENReGE No. 206/2026	June 30, 2026	Electricity rate schedules	July 1	2.95%
SE No. 190/2026	July 30, 2026	Seasonal reference prices	August 1	-
ENReGE No. 375/2026	July 30, 2026	Electricity rate schedules	August 1	1.78%
SE No. 222/2026	August 31, 2026	Seasonal reference prices	September 1	-
ENReGE No. 534/2026	August 31, 2026	Electricity rate schedules	September 1	1.67%
ENReGE No. 708/2026	September 30, 2026	Electricity rate schedules	October 1	2.41%
SE No. 305/2026	October 29, 2026	Seasonal reference prices (2)	November 1	-
ENReGE No. 886/2026	October 29, 2026	Electricity rate schedules	November 1	3.18%

(1)	It approves the Winter Seasonal Programming for the MEM, May 2026-October 2026 period.
(2)	It approves the Winter Seasonal Programming for the MEM, November 2026-April 2027 period.

Furthermore, on May 4, 2026, by means of Executive Order No. 318/2026, the PEN appointed the board of directors of the new Gas and Electricity Regulatory Authority (ENReGE), and, accordingly, by means of Resolution No. 1/2026, the ENReGE resolved to approve the agency’s temporary organizational structure. Under the current legal framework, the new agency replaces and assumes the functions previously performed by the ENRE and the ENARGAS, which were responsible for the regulation and oversight of electricity and piped natural gas public services.

b)	Agreements on the Regularization of Payment Obligations with CAMMESA – Debt for the purchase of energy in the MEM

On October 13, 2026, Law No. 27,828 was enacted, providing for the economic and financial self-sufficiency of the MEM and the recognition of any contingent credits in favor of the Company. To this end, the Federal Government will determine the adjusted differences between (i) the revenues received by distributors and transmitters under federal jurisdiction, including the Company, pursuant to the emergency laws enacted regarding electricity rates, which have been neither included in the different debt regularization agreements nor waived by those distributors or transmitters; and (ii) the revenues they would have been entitled to receive had the respective concession agreements been applied.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Once these differences have been determined, the Federal Government will instruct CAMMESA to apply the full amount of any contingent credit toward the settlement of payment obligations the distributors may have with CAMMESA for energy purchases in the MEM, provided that such payment obligations are included in payment agreements signed in the framework of debt regularization plans. The application of this mechanism will be subject to the distributors waiving all judicial and administrative claims related to the effects of the declared emergencies.

As of September 30, 2026, the outstanding balances relating to: (i) the Payment plan signed on December 29, 2022; (ii) the Payment plan signed on July 28, 2023 and converted from MWh into Argentine pesos on May 21, 2025; and (iii) the Payment plan signed on the previously mentioned date amount to $ 95,336, $ 108,685 and $ 183,006, respectively, and have been disclosed in the current and non-current Other payables account within the Statement of Financial position.

At the date of issuance of these condensed interim consolidated financial statements, the aforementioned payment plans fall within the scope of Law No. 27,828, with the determination of the final differences and the implementation of the credit for the subsequent settlement of the plans being pending. Accordingly, no effects were recognized in these Condensed Interim Consolidated Financial Statements.

c)	Framework Agreement

On March 19, 2026, the Company and the Federal Government entered into a new agreement on the recognition of electricity consumption in vulnerable neighborhoods of the Province of Buenos Aires for the 2024-2026 period. This consumption represents 57.53% of the total consumption to be jointly recognized by the Federal Government and the Province. In this regard, the aforementioned consumption is supplied at the cost of energy, transmission and the FNEE, excluding the VAD.

The above-mentioned agreement sets forth the recognized consumption amounts for the year 2024 and the 2025 January-October period, totaling $ 7,708 and $ 12,938, respectively; the offsetting thereof against the invoice for energy purchases from the MEM; the recognition of the Federal Government’s obligation to pay for consumption of the subsequent months of 2025 and 2026 and the carrying out by the Company of certain works in accordance with the annual investment plan. On May 13 and September 3, 2026, respectively, CAMMESA offset the previously mentioned amounts against the invoice for energy purchases from the MEM.

Furthermore, on June 22, 2026, the Company and the Province of Buenos Aires entered into an identical agreement on the recognition of electricity consumption in vulnerable neighborhoods of the Province of Buenos Aires, representing the remaining 42.47% of the total consumption for the 2024 period, for an amount of $ 5,450, payable in four bimonthly installments, the first three of which were paid on July 13, August 19 and October 30, 2026, totaling $ 4,088. Furthermore, the Company reiterated its request to the Infrastructure Ministry of the Province of Buenos Aires to have the recognition for the 2025–2026 periods formalized, as was the case with the Federal Government.

Additionally, and with regard to the Federal Government’s obligation to pay for the subsequent months of 2025 and 2026, on August 26, 2026, the Company recognized consumption for the November 2025-April 2026 and May-September 2026 periods, amounting to $ 2,991 and $ 6,127, respectively. On October 9, 2026, the offsetting by CAMMESA of the amount corresponding to the November 2025-April 2026 period was carried out.

As of September 30, 2026, the Company has recognized income of $ 38,242 in respect of the matters described above, which is disclosed in the Other operating income account, within the Statement of Comprehensive Income.

13

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	3 | Basis of preparation

These condensed interim consolidated financial statements for the nine-month period ended September 30, 2026 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”. They were approved for issue by the Company’s Board of Directors on November 6, 2026.

By means of General Resolution No. 622/2013, the CNV provided for the application of Technical Resolution No. 26 of the FACPCE, which adopts the IFRS Accounting Standards issued by the IASB, for those entities that are included in the public offering system of Law No. 17,811, as amended, whether on account of their capital or their corporate notes, or have requested authorization to be included in the aforementioned system.

These condensed interim consolidated financial statements include all the necessary information in order for the users to properly understand the relevant facts and transactions that have occurred subsequent to the issuance of the last Consolidated Financial Statements for the year ended December 31, 2025 and until the date of issuance of these condensed interim consolidated financial statements. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the nine and three-month period ended September 30, 2026 and its comparative period as of September 30, 2025 do not necessarily reflect the Company’s results in proportion to the full fiscal year. Therefore, the condensed interim consolidated financial statements should be read together with the audited Consolidated Financial Statements as of December 31, 2025 prepared under IFRS Accounting Standards.

The Company’s condensed interim consolidated financial statements are measured in pesos (the legal currency in Argentina), restated in accordance with that mentioned in this Note, which is also the presentation currency.

Comparative information

The balances as of December 31 and September 30, 2025, as the case may be, disclosed in these condensed interim consolidated financial statements for comparative purposes, arise as a result of restating the annual Consolidated Financial Statements and the Condensed Interim Consolidated Financial Statements as of those dates, respectively, to the purchasing power of the currency at September 30, 2026, as a consequence of the restatement of financial information described hereunder. Furthermore, certain amounts of the financial statements presented in comparative form have been reclassified in order to maintain consistency of presentation with the amounts of the current periods.

Restatement of financial information

The condensed interim consolidated financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at September 30, 2026, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes published by the FACPCE. The inflation rate for the period of January 1, 2026 - September 30, 2026 was 23.6%.

14

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Segment information

edenor‘s main activity consists of the provision of electricity distribution and sale services within the concession area. As of September 30, 2026, all the Company’s revenues, expenses, assets and liabilities are associated with a single operating and geographical segment. Accordingly, no additional disaggregation by business segment is presented, as internal management and decision-making are conducted based on a single segment.

The information disclosed in these condensed interim consolidated financial statements is presented in a single segment and refers to the entire Company.

Note	4 | Accounting policies

The accounting policies adopted for these condensed interim consolidated financial statements are consistent with those used in the Consolidated Financial Statements for the last financial year, which ended on December 31, 2025.

New accounting standards, amendments and interpretations issued by the IASB that are effective as of September 30, 2026 and have been adopted by the Company

- IFRS 7 “Financial Instruments: Disclosures” and IFRS 9 “Financial Instruments”, amended in May 2024. The amendments address matters identified during the post-implementation review of the classification and measurement requirements of financial instruments. The application of these amendments has had no impact on the Company’s results of operations or its financial position.

- Annual improvements to IFRS – Volume 11, issued in July 2024. It contains amendments to IFRS 1 “First-time adoption of IFRS”, IFRS 7 “Financial Instruments: Disclosures”, IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial Statements” and IAS 7 “Statement of Cash Flows”. The application of these amendments has had no impact on the Company’s results of operations or its financial position.

There are no new IFRS Accounting Standards or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim consolidated financial statements.

New accounting standards, amendments and interpretations issued by the IASB that are not yet effective and have not been early adopted by the Company

In accordance with Title IV, Chapter III, Section 1 of CNV Regulations, the early adoption of IFRS and/or their amendments is not permitted, unless specifically allowed at the time of adoption.

- IFRS 18 “Presentation and disclosure in financial statements”, issued in April 2024. It includes new requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. It introduces three defined categories of income and expenses (operating, investing and financing) that modify the structure of the statement of profit or loss, and requires companies to present new defined subtotals, including operating profit or loss, in order to analyze the companies’ financial performance and facilitate comparison between companies. The standard requires companies to disclose explanations of those company-specific measures that are related to the statement of profit or loss, referred to as management-defined performance measures. It provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. It requires that companies provide more transparency about operating expenses. The management-defined performance measures, as defined by IFRS 18, consist of measures that are subtotals of income and expenses. IFRS 18 does not require companies to provide management-defined performance measures but does require companies to explain them if they are provided.

15

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

IFRS 18 replaces IAS 1 “Presentation of financial statements” but carries forward many requirements from IAS 1 unchanged. IFRS 18 is effective for annual reporting periods beginning as from January 1, 2027, with early adoption permitted. In this regard, the Company is currently assessing the impact of IFRS 18 and expects significant changes in the presentation of the Statement of Comprehensive Income and its related notes.

- IFRS 19 “Subsidiaries without public accountability: Disclosures”, issued in May 2024. It specifies reduced disclosure requirements that an eligible entity is permitted to apply instead of the disclosure requirements in other IFRS. IFRS 19 is effective for annual reporting periods beginning as from January 1, 2027, with early adoption permitted. The Company does not expect the adoption of this standard to have any impact on its results of operations or financial position.

- IFRS 20 “Regulatory assets and regulatory liabilities”, issued in May 2026. It requires an entity subject to a regulatory agreement to recognize and provide information about its regulatory assets, regulatory liabilities, regulatory income and regulatory expense. IFRS 20 is effective for annual reporting periods beginning as from January 1, 2029. In this regard, the Company is currently assessing the impact of IFRS 20, and expects significant changes in the recognition and measurement of its regulatory assets and liabilities.

- IAS 21 “The effects of changes in foreign exchange rates”, amended in November 2025. It clarifies how companies should translate their financial statements from a non-hyperinflationary currency into a hyperinflationary one. The amendments are effective for annual reporting periods beginning as from January 1, 2027. The Company does not expect the adoption of these amendments to have any impact on its results of operations or financial position.

- IAS 28 “Investments in associates and joint ventures”, amended in June 2026. It clarifies which entities are eligible to measure investments using the fair value option. The amendments are effective for annual reporting periods beginning as from January 1, 2027. The Company does not expect the adoption of these amendments to have any impact on its results of operations or financial position.

Note	5 | Financial risk management

Note	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

Additionally, the Company could be exposed to difficulties in obtaining financing in international or domestic markets, which could affect certain business variables, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year-end.

16

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

a.	Market risks

i.	Currency risk

As of September 30, 2026 and December 31, 2025, the Company’s balances in foreign currency are as follow:

	Currency	Foreign currency (in mill.)	Exchange rate (1)	09.30.26	12.31.25

ASSETS
CURRENT ASSETS
Other receivables	USD	87.1	1508.000	131,347	24,671
Financial assets at amortized cost	USD	4.8	1508.000	7,210	5,543
Financial assets at fair value through profit or loss	USD	447.0	1508.000	674,081	641,626
Cash and cash equivalents	USD	559.9	1508.000	844,312	156,250
TOTAL CURRENT ASSETS				1,656,950	828,090
TOTAL ASSETS				1,656,950	828,090

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	1,280.3	1517.000	1,942,248	808,568
TOTAL NON-CURRENT LIABILITIES				1,942,248	808,568
CURRENT LIABILITIES
Trade payables	USD	26.3	1517.000	39,900	40,655
	EUR	0.1	1721.795	109	1,060
Borrowings	USD	131.8	1517.000	199,958	329,658
TOTAL CURRENT LIABILITIES				239,967	371,373
TOTAL LIABILITIES				2,182,215	1,179,941

(1)	The exchange rates used are the BNA exchange rates in effect as of September 30, 2026 for United States dollars (USD) and Euros (EUR).

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used for carrying out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

17

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the Company’s financial assets measured at fair value as of September 30, 2026 and December 31, 2025:

	LEVEL 1	LEVEL 3

At September 30, 2026
Assets
Other receivables
Assigned assets and in custody	10,130	-
Financial assets at fair value through profit or loss:
Negotiable instruments	187,434	-
Mutual funds	584,148	-
Shares	-	55,988
Cash and cash equivalents:
Mutual funds	257,352	-
Total assets	1,039,064	55,988

	LEVEL 1	LEVEL 3
At December 31, 2025
Assets
Other receivables
Assigned assets and in custody	21,736	-
Financial assets at fair value through profit or loss:
Negotiable instruments	161,797	-
Mutual funds	537,566	-
Shares	-	66,375
Cash and cash equivalents
Mutual funds	74,867	-
Total assets	795,966	66,375

As of September 30, 2026, the Company has investments in equity instruments relating to minority interests in unlisted companies, engaged in the development of early-stage mining projects. As there is no active market for these shares, their fair value was classified within Level 3 of the hierarchy established by IFRS 13.

The fair value of these investments was determined on the basis of valuation reports prepared by independent experts, using a market approach based on recent comparable transactions involving properties at similar exploration stages, adjusted for specific conditions, such as location, degree of geological development, and macroeconomic environment. The applied method consisted of using per-hectare multiples, weighted according to the aforementioned factors.

Significant unobservable variables

Among the key unobservable inputs included in the valuation, the following stand out:

- Market value per hectare adjusted for geological prospectivity.

- Project development stage (pre-exploration or initial exploration).

- Exclusion of transactions in non-applicable geographic regions.

18

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The properties comprise projects at the initial stage of exploration in the lithium, copper, and gold sectors, located in regions with high mining activity and strong discovery potential, such as the province of Catamarca (mountain range area and western salt flats) and border areas between Argentina and Chile. Due to the fact that most of these properties show little or no exploration development, and that there is no active market for this type of assets, their valuation was determined based on third-party comparable transactions carried out over the last five years. These transactions were adjusted according to the exploration stage, location, and other particular conditions of each project.

For lithium-related properties, mainly located in salt flats and brine areas, reference values range from USD 80 to USD 985 per hectare, taking into account geological prospectivity and the limited available information. As for copper and gold projects, located in areas with early exploration activity and high potential but without defined resources, the range considered varies between USD 200 and USD 1,000 per hectare, using comparable transactions in the region as a reference.

Sensitivity

Due to the fact that the fair value estimate is subject to significant uncertainties arising from the absence of an active market for these assets, reasonable changes in the variables used (for example, variations in reference multiples or in the assessment of the geological potential) could significantly impact the value assigned to the investments (Note 19).

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of September 30, 2026, with the exception of the bank loans in Argentine pesos (Note 25), all loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

Note	6 | Critical accounting estimates and judgments

The preparation of the condensed interim consolidated financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgment and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

In the preparation of these condensed interim consolidated financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the sources of estimation uncertainty used with respect to those applied in the Consolidated Financial Statements for the year ended December 31, 2025, except for the following:

19

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
a.	Impairment of long-lived assets

During the third quarter of 2026, the Company updated its assumptions and estimates used in the preparation of its projected future cash flows, including the following: (i) nature, timing, and modality of the electricity rate increases; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs in line with the service quality levels required by the regulatory authority; and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates. The other variables have a low impact on the calculation and have been estimated by the Company using the best available information. Additionally, such projections were discounted using a rate that reflects current market conditions and the risks specific to the Company, for the purpose of assessing the recoverability of its carrying amount as of September 30, 2026.

As of the date of these condensed interim consolidated financial statements, the Company has recorded no additional impairments of property, plant and equipment.

Note	7 | Contingencies and lawsuits

The provision for contingencies has been recorded to face situations existing at the end of each period that may result in a loss for the Company if one or more future events occurred or failed to occur.

At the date of issuance of these condensed interim consolidated financial statements, there are no significant changes with respect to the situation reported by the Company in the Consolidated Financial Statements as of December 31, 2025, except for the following:

-	Summary Proceedings concerning a sua sponte tax assessment by ARCA – Personal Assets Tax – Resolutions Nos. 154/2025, 180/2026 and 204/2026 (DV RRGC)

The Tax Collection and Customs Control Agency (“ARCA”) issued a sua sponte deficiency assessment on the Personal Assets Tax – Shares and Equity Interests for the 2019/2021 Fiscal Periods. This tax is assessed on shares or equity interests, and companies act as substitute taxpayers before the Tax Authority.

The sua sponte deficiency assessment issued by ARCA stems from differences in criteria concerning the determination of the taxable base for the Personal Assets Tax – Shares and Equity Interests. The Company believes that the tax return duly filed conformed to applicable regulations, and that there are solid technical and legal grounds to challenge the purported tax adjustment. Consequently, it filed an appeal before the National Tax Court, with the merits of the claim remaining in dispute.

For subsequent fiscal periods, the applicable system has been subject to regulatory amendments and clarifications that help specify the tax determination methodology. However, those amendments do not affect the position of the Company, which reaffirms that the tax returns duly filed were prepared in accordance with the regulations in effect during each period.

20

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Note	8 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a subcategory for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized in the period in which the service provided to certain shantytowns is accrued. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access the available transmission capacity within its distribution system upon payment of a wheeling fee.

The KWh price relating to the Company’s sales of electricity is determined by the ENReGE by means of the periodic publication of electricity rate schedules (Note 2.a), for those distributors that are regulated by the aforementioned Regulatory Authority, based on the rate setting and adjustment process set forth in the Concession Agreement.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

21

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Energy purchases

Energy purchase	The Company bills its users for the cost of its energy purchases, which includes energy and capacity charges. The Company purchases electricity at seasonal prices approved by the SE. The Company’s electricity price reflects transmission costs and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the electricity rate by virtue of its concession amounts approximately to 10%.

	09.30.26		09.30.25
	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	10,277	1,956,123	10,245	1,857,829
Medium demand segment: Commercial and industrial (T2)	1,183	363,665	1,153	332,624
Large demand segment (T3)	2,498	633,995	2,578	555,428
Other: (Shantytowns/Wheeling system)	3,661	83,462	3,596	65,529
Subtotal - Sales of electricity	17,619	3,037,245	17,572	2,811,410

Other services
Right of use of poles		11,742		11,207
Connection and reconnection charges		2,257		2,152
Subtotal - Other services		13,999		13,359
Total - Revenue		3,051,244		2,824,769

	09.30.26		09.30.25
	GWh	$	GWh	$

Energy purchases (1)	21,129	(1,825,722)	20,858	(1,671,083)

(1)	As of September 30, 2026 and 2025, the cost of energy purchases includes technical and non-technical energy losses for 3,510 GWh and 3,286 GWh, respectively.

22

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Note	9 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 09.30.26
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	178,381	19,604	48,851	246,836
Pension plans	3,316	364	908	4,588
Communications expenses	9,357	10,328	162	19,847
Allowance for the impairment of trade and other receivables	-	27,040	-	27,040
Supplies consumption	25,986	-	4,329	30,315
Leases and insurance	3,377	41	10,170	13,588
Security service	19,150	1,633	1,298	22,081
Fees and remuneration for services	102,177	77,315	109,633	289,125
Public relations and marketing	-	5,212	-	5,212
Advertising and sponsorship	-	2,685	-	2,685
Reimbursements to personnel	-	-	12	12
Depreciation of property, plant and equipment	150,777	22,468	18,434	191,679
Depreciation of right-of-use asset	627	1,255	4,391	6,273
Directors and Supervisory Committee members’ fees	-	-	1,190	1,190
ENRE penalties	5,451	13,225	-	18,676
Taxes and charges	-	63,198	43,451	106,649
Other	28	2	557	587
At 09.30.26	498,627	244,370	243,386	986,383

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of September 30, 2026 for $ 35,972.

Expenses by nature at 09.30.25
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	177,270	21,071	50,178	248,519
Pension plans	5,178	616	1,466	7,260
Communications expenses	8,963	10,400	398	19,761
Allowance for the impairment of trade and other receivables	-	28,543	-	28,543
Supplies consumption	38,394	-	3,496	41,890
Leases and insurance	3,341	55	11,387	14,783
Security service	30,702	826	2,123	33,651
Fees and remuneration for services	111,749	65,570	134,117	311,436
Public relations and marketing	-	5,844	-	5,844
Advertising and sponsorship	-	3,011	-	3,011
Reimbursements to personnel	-	-	12	12
Depreciation of property, plant and equipment	142,672	21,262	17,447	181,381
Depreciation of right-of-use asset	728	1,457	4,995	7,180
Directors and Supervisory Committee members’ fees	-	-	844	844
ENRE penalties	10,323	13,885	-	24,208
Taxes and charges	-	54,358	51,599	105,957
Other	30	8	749	787
At 09.30.25	529,350	226,906	278,811	1,035,067

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of September 30, 2025 for $ 37,126.

23

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Note	10 | Other operating income (expense), net

	Note	09.30.26	09.30.25
Other operating income
Income from customer surcharges		27,043	27,885
Commissions on municipal taxes collection		3,158	2,920
Fines to suppliers		4,749	2,173
Services provided to third parties		15,478	6,064
Recovery of penalties		-	22,022
Income from non-reimbursable customer contributions		4,064	1,489
Expense recovery		1,410	377
Framework agreement	2.c	38,242	489
Disposals of property, plant and equipment		139	-
Other		1,029	310
Total other operating income		95,312	63,729

Other operating expense
Gratifications for services		(3,582)	(13,159)
Cost for services provided to third parties		(1,459)	(1,153)
Severance paid		(243)	(197)
Provision for contingencies	30	(17,013)	(27,863)
Disposals of property, plant and equipment		-	(5,960)
Other		(3,997)	(1,785)
Total other operating expense		(26,294)	(50,117)

Note	11 | Net finance costs

	09.30.26	09.30.25
Financial income
Interest from assigned assets and placements	9,347	580
Total financial income	9,347	580

Financial costs
Commercial interest	(62,278)	(149,517)
Borrowings interest	(188,038)	(102,248)
Penalties interest	(3,508)	(882)
Fiscal interest and other	(11,652)	(10,927)
Bank fees and expenses	(11,827)	(6,607)
Total financial costs	(277,303)	(270,181)

Other financial results
Changes in fair value of financial assets	56,285	42,891
Changes in fair value of financial liabilities	-	(12,112)
Loss on integration in kind of Corporate Notes	(1,709)	-
Net loss from the cancelattion of Corporate Notes	(5,414)	(65)
Exchange differences	(25,825)	(64,776)
Adjustment to present value of receivables	(2,867)	(4,229)
Other financial costs (*)	(63,640)	(82,563)
Total other financial results	(43,170)	(120,854)
Total net financial costs	(311,126)	(390,455)

(*) As of September 30, 2026 and 2025, $ 63,640 and $ 63,595, respectively, relate to technical assistance from Empresa de Energía del Cono Sur S.A.

24

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Note	12 | Basic and diluted earnings per share

Basic

The basic earnings per share are calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of September 30, 2026 and 2025, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincide with the diluted earnings per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	Nine months at		Three months at
	09.30.26	09.30.25	09.30.26	09.30.25
Income for the period attributable to the owners of the Company	209,467	239,309	43,197	54,182
Weighted average number of common shares outstanding	875	875	875	875
Basic and diluted income per share – in pesos	239.39	273.50	49.37	61.92

25

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Note	13 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.25
Cost	140,224	1,263,950	3,309,435	1,459,551	483,616	1,482,952	54,355	8,194,083
Accumulated depreciation	(42,659)	(550,639)	(1,499,436)	(703,351)	(287,024)	-	-	(3,083,109)
Net amount	97,565	713,311	1,809,999	756,200	196,592	1,482,952	54,355	5,110,974

Additions	1,617	142	3,238	9,388	3,159	246,221	-	263,765
Disposals	-	(135)	(823)	(2,451)	(238)	-	-	(3,647)
Transfers	29,620	285,497	451,921	180,424	64,726	(1,012,188)	-	-
Depreciation for the period	(2,320)	(35,751)	(79,897)	(41,977)	(31,734)	-	-	(191,679)
Net amount 09.30.26	126,482	963,064	2,184,438	901,584	232,505	716,985	54,355	5,179,413

At 09.30.26
Cost	171,461	1,549,396	3,759,743	1,645,822	550,154	716,985	54,355	8,447,916
Accumulated depreciation	(44,979)	(586,332)	(1,575,305)	(744,238)	(317,649)	-	-	(3,268,503)
Net amount	126,482	963,064	2,184,438	901,584	232,505	716,985	54,355	5,179,413

•     During the period ended September 30, 2026, the Company capitalized as direct own costs $ 35,972.

26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.24
Cost	132,375	1,199,336	3,038,486	1,361,974	483,103	1,466,346	55,712	7,737,332
Accumulated depreciation	(40,513)	(508,092)	(1,403,727)	(649,923)	(251,624)	-	-	(2,853,879)
Net amount	91,862	691,244	1,634,759	712,051	231,479	1,466,346	55,712	4,883,453

Additions	1,895	81	2,849	13,618	9,395	349,649	-	377,487
Disposals	-	(2,540)	(1,457)	(2,975)	(291)	-	-	(7,263)
Transfers	4,517	38,954	194,139	65,860	22,935	(326,405)	-	-
Depreciation for the period	(1,720)	(33,110)	(77,338)	(40,111)	(29,102)	-	-	(181,381)
Net amount 09.30.25	96,554	694,629	1,752,952	748,443	234,416	1,489,590	55,712	5,072,296

At 09.30.25
Cost	138,787	1,232,458	3,223,107	1,436,698	511,693	1,489,590	55,712	8,088,045
Accumulated depreciation	(42,233)	(537,829)	(1,470,155)	(688,255)	(277,277)	-	-	(3,015,749)
Net amount	96,554	694,629	1,752,952	748,443	234,416	1,489,590	55,712	5,072,296

•      During the period ended September 30, 2025, the Company capitalized as direct own costs $ 37,126.

27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Note	14 | Right-of-use assets

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	09.30.26	12.31.25
Right-of-use assets under leases	11,886	13,118

The development of right-of-use assets is as follows:

	09.30.26	09.30.25
Balance at beginning of the year	13,118	16,998
Additions	5,041	3,302
Depreciation for the period	(6,273)	(7,180)
Balance at end of the period	11,886	13,120

Note	15 | Inventories

	09.30.26	12.31.25

Supplies and spare-parts	274,454	288,447

Note	16 | Other receivables

	Note	09.30.26	12.31.25
Non-current:
Related parties	31.c	1,364	650

Current:
Assigned assets and in custody (1)		10,130	21,736
Advance for the acquisition of shares	33	117,625	-
Judicial deposits		4,487	3,070
Security deposits		891	989
Prepaid expenses		2,432	6,368
Advances to suppliers		7,821	8,505
Tax credits		2,958	1,526
Debtors for complementary activities		4,032	2,545
Framework agreement	2.c	11,843	-
Other		353	152
Allowance for the impairment of other receivables		(3,264)	(2,258)
Total current		159,308	42,633

(1)	As of September 30, 2026 and December 31, 2025, relate to Securities issued by private companies for NV 5,500,000 and NV 10,500,000, respectively, assigned to Global Valores S.A. The Company retains the risks and rewards of the aforementioned assets and may make use of them at any time, at its own request.

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

28

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The roll forward of the allowance for the impairment of other receivables is as follows:

	09.30.26	09.30.25
Balance at beginning of the year	2,258	84
Increase	1,546	2,499
Decrease	(65)	-
Result from exposure to inflation	(475)	(195)
Balance at end of the period	3,264	2,388

Note	17 | Trade receivables

	09.30.26	12.31.25
Current:
Sales of electricity – Billed	398,867	378,266
Receivables in litigation	2,897	1,896
Allowance for the impairment of trade receivables	(44,908)	(30,958)
Subtotal	356,856	349,204

Sales of electricity – Unbilled	188,722	233,118
PBA & CABA government credit	6,323	31,228
Fee payable for the expansion of the transportation and others	2	3
Total current	551,903	613,553

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	09.30.26	09.30.25
Balance at beginning of the year	30,958	18,483
Increase	25,494	26,044
Decrease	(4,853)	(5,091)
Result from exposure to inflation	(6,691)	(4,182)
Balance at end of the period	44,908	35,254

Note	18 | Financial assets at amortized cost

	09.30.26	12.31.25

Negotiable instruments	68,662	29,091

29

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	19 | Financial assets at fair value through profit or loss

	09.30.26	12.31.25
Non-current
Shares	55,988	66,375

Current
Negotiable instruments	187,434	161,797
Mutual funds	584,148	537,566
Total current	771,582	699,363

The non-current shares relate to acquisitions of minority interests in the share capital of two companies engaged in the development of mining projects aimed at the exploration of critical minerals, such as lithium and copper, at an early-stage or pre-exploration phase, in the province of Catamarca, whose adjacent areas show high prospectivity. Those acquisitions represent 15% and 40% of those companies’ share capital, with political rights in the latter case being limited to 11.8%. The Company has recognized these investments at their fair value in accordance with IFRS 9.

The fair value of the shares as of September 30, 2026 amounts to $ 55,988 and has been determined on the basis of valuation reports prepared by independent experts, which take into consideration third-party comparable transactions involving properties at similar exploration stages. Due to the fact that there is no active market for the shares, a per-hectare multiples approach was used, adjusted for geological characteristics, location and market conditions. The applicable fair value category is Level 3 (Note 5).

Note	20 | Cash and cash equivalents

	09.30.26	12.31.25	09.30.25
Cash and banks	730,538	169,270	39,474
Time deposits	18,562	12,010	9,505
Mutual funds	257,352	74,867	796
Total cash and cash equivalents	1,006,452	256,147	49,775

The reconciliation of the balances of cash and cash equivalents that are disclosed in the Statement of Cash Flows in accordance with the provisions of IAS 7 is as follows:

	09.30.26	12.31.25	09.30.25
Balances as above	1,006,452	256,147	49,775
Bank overdrafts (Note 25)	(148,698)	(81,673)	(29,077)
Balances per statement of cash flows	857,754	174,474	20,698

Note	21 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at September 30, 2026 and at December 31, 2025	1,234,787	16,797	1,251,584

As of September 30, 2026, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share, 442,566,330 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share, and 1,596,659 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

30

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	22 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and by the negative covenants established by the Corporate Notes program.

If the Company’s Debt Ratio were higher than 3.75, the negative covenants set out in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV regulations, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares. In this regard, the Company has special-purpose reserves to cover the aforementioned restriction.

Note	23 | Trade payables

	Note	09.30.26	12.31.25
Non-current
Customer guarantees		6,635	5,848
Customer contributions		257	310
Total non-current		6,892	6,158

Current
Payables for purchase of electricity - CAMMESA (1)		282,478	203,920
Provision for unbilled electricity purchases - CAMMESA		224,209	233,291
Suppliers		200,421	228,058
Related parties	31.c	21,351	23,190
Advance to customer		6,064	6,322
Customer contributions		38	47
Discounts to customers		-	47
Total current		734,561	694,875

(1) As of September 30, 2026 and December 31, 2025, includes $ 950 and $ 50,442 relating to post-dated checks issued by the Company in favor of CAMMESA, respectively.

The value of the financial liabilities included in the Company’s trade payables approximates their fair value.

31

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	24 | Other payables

	Note	09.30.26	12.31.25
Non-current
Payment plan - CAMMESA	2.b	323,473	403,562
ENRE penalties and discounts		8,453	8,672
Payment agreements with ENRE (1)		6,398	-
Financial Lease Liability (2)		3,969	5,292
Total Non-current		342,293	417,526

Current
Payment plan - CAMMESA	2.b	63,554	75,959
ENRE penalties and discounts		64,152	74,985
Payment agreements with ENRE (1)		5,905	-
Related parties	31.c	306	288
Advances for works to be performed		13	16
Financial Lease Liability (2)		5,144	5,138
Other		88	249
Total Current		139,162	156,635

(1)	Relates to an agreement entered into between the ENRE and the Company regarding penalties associated with feeders, payable in 30 monthly and consecutive installments.

The value of the rest of the financial liabilities included in the Company’s other payables approximates their fair value.

(2)	The development of the finance lease liability is as follows:

	09.30.26	09.30.25
Balance at beginning of the year	10,430	14,452
Increase	4,652	3,034
Payments	(7,281)	(12,777)
Exchange difference	665	4,682
Interest	2,641	3,874
Result from exposure to inlfation	(1,994)	(2,602)
Balance at end of the period	9,113	10,663

Note	25 | Borrowings

	09.30.26	12.31.25
Non-current
Corporate notes (1)	1,942,248	808,568
Financial loans (2)	28,889	62,504
Total non-current	1,971,137	871,072

Current
Corporate notes (1)	124,741	333,227
Interest from corporate notes	75,217	23,827
Bank overdrafts (2)	148,698	81,673
Discounted own checks (3)	-	76,487
Financial loans (2)	125,155	77,911
Total current	473,811	593,125

(1)	Net of debt issuance, repurchase and redemption expenses.

(2)	The table below outlines the Company’s financing arrangements with banks:

32

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

		in ARS			in ARS		in ARS
Bank	Annual loan rate	Financial loans at 09/30/2026	Financial loans at 12/31/2025	Annual overdraft rate	Bank overdrafts at 09/30/2026	Bank overdrafts at 12/31/2025	Balances at 09/30/2026	Balances at 12/31/2025
Nación	30%	20,513	24,957	23%	40,369	6,173	60,882	31,130
Credicoop	30%	12,814	11,428	23%	9,989	12,391	22,803	23,819
Provincia	28%	34,359	19,383	26%	5,664	-	40,023	19,383
ICBC	34%	60,718	84,647	26%	12,469	1,344	73,187	85,991
Santa Fe	34%	25,640	-	-	-	-	25,640	-
Ciudad	-	-	-	24%	39,967	18,507	39,967	18,507
Macro	-	-	-	23%	40,240	37,089	40,240	37,089
Industrial	-	-	-	-	-	6,169	-	6,169
Total		154,044	140,415		148,698	81,673	302,742	222,088

(3)	Relate to post-dated checks issued by the Company to its own order and discounted with financial institutions. These discounting operations provide financing and accrue interest.

The fair values of the Company’s Corporate Notes as of September 30, 2026 and December 31, 2025 amount approximately to $ 2,194,062 and $ 1,233,551 respectively. Those values have been determined on the basis of the estimated market price of the Corporate Notes at the end of the period/year. The applicable fair value category is Level 1.

Issuance of Class No. 10 Corporate Notes

On April 15, 2026, in accordance with the provisions of the Prospectus Supplement, the Company approved the terms of issue of Class No. 10, US dollar-denominated Corporate Notes, due in 2031, 2032 and 2033, to be issued for an aggregate principal amount of up to USD 300,000,000, which may be increased to USD 550,000,000, in the framework of the Global Corporate Notes Issuance Program.

Furthermore, simultaneously with the issuance mentioned above, the Company launched a Cash Tender Offer to acquire up to USD 150,000,000 of its outstanding Class No. 7 Corporate Notes.

In this regard, on April 28, 2026, the Company issued Class No. 10 Corporate Notes for a principal amount of USD 550,000,000 -Series I for USD 523,338,243 and Series II for USD 26,661,757, respectively- with bids totaling USD 1,151,000,000. The notes were issued at a discount, with total proceeds amounting to USD 543,889,500.

In particular, Class No. 10 Series II Corporate Notes were settled in kind through the delivery of the Company's Class No. 3 and Class No. 5 Corporate Notes, which were subsequently canceled for an amount of USD 25,260,945.

The principal on Class No. 10 Corporate Notes will be repaid in three equal installments on April 28, 2031, 2032 and 2033. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.5%, payable semiannually in arrears.

33

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Additionally, as a result of the “Early Tender” within the framework of the Tender Offer for Class No. 7 Corporate Notes, the Company increased the maximum acceptance amount to USD 175,000,000, thereby accepting the tendered corporate notes on a pro-rata basis up to said amount. Consequently, on April 30, 2026, the Company redeemed USD 175,000,000 of the Class No. 7 Corporate Notes for cash, reducing the outstanding amount to USD 300,000,000.

Issuance of Class No. 11 Corporate Notes

On June 29, 2026, in accordance with the provisions of the Prospectus Supplement, the Company approved the terms of issue of Class No. 11, US dollar-denominated Corporate Notes, due in 2029, to be issued for an aggregate principal amount of up to USD 150,000,000, which may be increased to USD 230,000,000, in the framework of the Global Corporate Notes Issuance Program.

Consequently, on July 3, 2026, the Company issued Class No. 11 Corporate Notes for a principal amount of USD 213,462,519.

The principal on Class No. 11 Corporate Notes will be repaid in a lump sum on July 3, 2029. Furthermore, they will accrue interest at a fixed nominal annual rate of 7.5%, payable semiannually in arrears.

Issuance of Additional Class No. 10 Corporate Notes

On July 27, 2026, in accordance with the provisions of the Prospectus Supplement, the Company approved the terms of issue of Additional Class No. 10, US dollar-denominated Corporate Notes, due in 2031, 2032 and 2033, to be issued for a maximum principal amount of up to USD 300,000,000.

Consequently, on August 5, 2026, the Company issued Additional Class No. 10 Corporate Notes for a principal amount of USD 200,000,000. The notes were issued at a discount, with total proceeds amounting to USD 198,652,000.

Finally, on August 7, 2026, the Company repaid in full its Class No. 9 Corporate Notes, for a total principal amount of $ 20,000.

The Company is subject to covenants that limit its ability to incur indebtedness pursuant to the terms and conditions of Classes Nos. 3, 5, 7, 10 and 11 Corporate Notes, which indicate that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of September 30, 2026, the values of the aforementioned ratios meet the established parameters.

Based on the above, the Company’s Corporate Note debt structure as of September 30, 2026 is comprised of as follows:

34

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

		in USD					in millions of $
Corporate Notes	Class	Financial debt at 12/31/2025	Exchange	Issue	Payment / Repurchase	Financial debt at 09/30/2026	Financial debt at 12/31/2025	Financial debt at 09/30/2026
Fixed rate - Maturity 2026	3	95,762,688	(13,438,158)	-	-	82,324,530	172,389	129,146
Fixed rate - Maturity 2026	8	80,000,000	-	-	(80,000,000)	-	146,719	-
Floating rate - Maturity 2026 (*)	9	13,745,704	-	-	(13,745,704)	-	26,094	-
Fixed rate - Maturity 2028	5	81,920,187	(11,822,787)	-	-	70,097,400	150,195	108,515
Fixed rate - Maturity 2028/29/30	7	377,179,964	-	89,974,800	(172,439,486)	294,715,278	670,225	443,764
Fixed rate - Maturity 2029	11	-	-	213,462,519	-	213,462,519	-	318,924
Fixed rate - Maturity 2031/32/33	10	-	-	742,541,500	-	742,541,500	-	1,141,857
Total		648,608,543	(25,260,945)	1,045,978,819	(266,185,190)	1,403,141,227	1,165,622	2,142,206

		in USD					in millions of $
Corporate Notes	Class	Financial debt at 12/31/2024	Exchange	Issue	Payment / Repurchase	Financial debt at 12/31/2025	Financial debt at 12/31/2024	Financial debt at 12/31/2025
Floating rate - Maturity 2025 (*)	4	24,301,486	-	-	(24,301,486)	-	41,608	-
Fixed rate - Maturity 2025	1	8,218,667	-	-	(8,218,667)	-	13,941	-
Floating rate - Maturity 2025 (*)	6	16,776,504	-	-	(16,776,504)	-	27,956	-
Fixed rate - Maturity 2026	3	95,762,688	-	-	-	95,762,688	159,708	172,389
Fixed rate - Maturity 2026	8	-	-	80,000,000	-	80,000,000	-	146,719
Floating rate - Maturity 2026 (*)	9	-	-	13,745,704	-	13,745,704	-	26,094
Fixed rate - Maturity 2028	5	81,920,187	-	-	-	81,920,187	133,690	150,195
Fixed rate - Maturity 2028/29/30	7	179,947,186	-	197,232,778	-	377,179,964	293,183	670,225
Total		406,926,718	-	290,978,482	(49,296,657)	648,608,543	670,086	1,165,622

(*) Issuance in ARS, translated into USD at the exchange rate detailed in Note 5.

The undiscounted maturities of the Company’s borrowings and its exposure to interest rates are as follow:

	09.30.26	12.31.25
Fixed rate
Less than 1 year	348,656	519,932
From 1 to 2 years	108,515	-
From 2 to 5 years	1,833,733	808,568
Total fixed rate	2,290,904	1,328,500
Floating rate
Less than 1 year	125,155	73,193
From 1 to 2 years	28,889	62,504
Total floating rate	154,044	135,697

The Company’s borrowings are denominated in the following currencies:

	09.30.26	12.31.25
Argentine peso	302,742	325,971
US dollars	2,142,206	1,138,226
Total borrowings	2,444,948	1,464,197

On October 7, 2026, the Company’s Board of Directors resolved to increase the amount of the Global Corporate Notes Issuance Program to up to USD 2,400,000,000.

35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	26 | Deferred revenue

	09.30.26	12.31.25
Non-current
Nonrefundable customer contributions	29,418	34,403
Investment plan - Agreement on the Regularization of Obligations (1)	134,335	137,791
Total non-current	163,753	172,194

Current
Nonrefundable customer contributions	5,026	931

(1)	As of September 30, 2026 and December 31, 2025, includes $ 115,680 and $ 118,802 relating to the investment plan of the Agreement on the Regularization of Payment Obligations entered into in May 2019, and $ 18,655 and $ 18,989 relating to the investment plan of the Agreement on the Regularization of Payment Obligations entered into in December 2022, respectively.

Note	27 | Salaries and social security taxes payable

	09.30.26	12.31.25
Non-current
Seniority-based bonus	10,099	13,006

Current
Salaries payable and provisions	43,943	61,960
Social security payable	31,665	42,398
Early retirements payable	3,319	4,103
Total current	78,927	108,461

The value of the Company’s salaries and social security taxes payable approximates their fair value.

Note	28 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12, is as follows:

	09.30.26	09.30.25
Deferred tax	68,121	75,821
Current tax	(137,400)	(127,761)
Difference between provision and tax return	4,421	3,884
Income tax expense	(64,858)	(48,056)

The detail of the income tax expense for the period includes two effects: (i) the current tax for the period payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

36

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	09.30.26	12.31.25
Deferred tax assets
Trade receivables and other receivables	17,487	12,549
Trade payables and other payables	9,681	-
Salaries and social security payable and Benefit plans	15,769	12,061
Tax liabilities	501	141
Provisions	18,386	21,033
Deferred tax asset	61,824	45,784

Deferred tax liabilities
Property, plant and equipment	(915,211)	(963,517)
Financial assets at fair value through profit or loss	(97,435)	(108,874)
Trade payables and other payables	-	(2,664)
Borrowings	(20,314)	(9,988)
Deferred tax liability	(1,032,960)	(1,085,043)

Net deferred tax liability	(971,136)	(1,039,259)

Based on the guidelines provided for in IFRIC 23 “Uncertainty over income tax treatments”, the Company has restated for inflation the cumulative tax losses and fixed assets depreciation for additions prior to January 1, 2018, using the wholesale price index, general level (IPIM) and the consumer price index, general level (IPC), respectively. This criterion has been adopted taking into consideration that the effective income tax rate shows a confiscatory result, in line with the Supreme Court of Justice of Argentina’s decision rendered in the case entitled “Telefónica de Argentina SA and Another vs/EN-AFIP-DGI, General Tax Bureau” on October 25, 2022.

The reconciliation between the income tax expense recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting income before taxes, is as follows:

	09.30.26	09.30.25
Income for the period before taxes	274,325	287,365
Applicable tax rate	35%	35%
Result for the period at the tax rate	(96,014)	(100,578)
Gain on net monetary position	131,126	127,453
Adjustment effect on tax inflation	(104,117)	(78,454)
Non-taxable income	(274)	(361)
Difference between provision and tax return	4,421	3,884
Income tax expense	(64,858)	(48,056)

The income tax payable, net of withholdings is as follows:

	09.30.26	12.31.25
Current
Tax payable	137,400	144,532
Tax withholdings	(51,703)	(28,779)
Total current	85,697	115,753

37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note	29 | Tax liabilities

	09.30.26	12.31.25
Non-current
Current
Provincial, municipal and federal contributions and taxes	5,136	6,070
Tax withholdings	19,170	24,709
SUSS withholdings	396	477
VAT payable	34,527	61,894
Municipal taxes	7,453	6,725
Total current	66,682	99,875

Note	30 | Provisions

Included in non-current liabilities
	For contingencies
	09.30.26	09.30.25
Balance at the beggining of the year	29,680	34,971
Increases	6,447	3,048
Result from exposure to inflation for the period	(6,230)	(7,182)
Balance at the end of the period	29,897	30,837

Included in current liabilities

	For contingencies
	09.30.26	09.30.25
Balance at the beggining of the year	30,295	13,163
Increases	10,566	24,815
Decreases	(12,114)	(5,139)
Result from exposure to inflation for the period	(6,209)	(3,220)
Balance at the end of the period	22,538	29,619

Note	31 | Related-party transactions

The following transactions were carried out with related parties:

a.	Expense

Company	Concept	09.30.26	09.30.25

EDELCOS S.A.	Technical advisory services on financial matters	(63,640)	(63,595)
SACME	Operation and oversight of the electric power transmission system	(5,242)	(4,399)
Quantum Finanzas S.A.	Legal fees	(2,658)	(4,191)
		(71,540)	(72,185)

38

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

b.	Key Management personnel’s remuneration

	09.30.26	09.30.25

Salaries	24,763	24,497

The balances with related parties are as follow:

c.	Receivables and payables

	09.30.26	12.31.25
Other receivables - Non current
SACME	1,364	650
	1,364	650

Trade payables
EDELCOS	(21,351)	(23,190)
	(21,351)	(23,190)
Other payables
SACME	(306)	(288)
	(306)	(288)

Note	32 | Shareholders’ Meeting

The Company’s Annual Ordinary Shareholders’ Meeting held on April 29, 2026 resolved, among other issues, the following:

-	To approve the Company’s Annual Report and Financial Statements as of December 31, 2025.
-	To allocate the $ 239,236 profit for the year ended December 31, 2025 (which at the purchasing power of the currency at September 30, 2026 amounts to $ 295,799) as follows: $11,962 to the setting up of the Statutory Reserve, and $ 227,274 to the setting up of the Discretionary Reserve (which at the purchasing power of the currency at September 30, 2026 amount to $ 14,789 and $ 280,990, respectively), in accordance with the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations.
-	To appoint Directors, Supervisory Committee members and the external auditors for the current fiscal year.

Furthermore, the Company’s Ordinary Shareholders’ Meeting held on July 27, 2026, resolved to approve the increase in the amount of the Company’s Global Corporate Notes Issuance Program to up to USD 1,700,000,000.

Finally, on October 7, 2026, the Board of Directors called an Ordinary Shareholders’ Meeting of the Company to consider increasing the amount of the Company’s Global Corporate Notes Issuance Program to up to USD 2,400,000,000.

Note	33 | Acquisition of the majority stake in Metrogas

The Company submitted an irrevocable offer to YPF S.A. to acquire the shares of Metrogas S.A., representing 70% of its share capital and voting rights, and the shares representing 5% of the share capital and voting rights of MetroEnergía S.A., a subsidiary of Metrogas S.A.

39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On August 10, 2026, YPF S.A. accepted the Company’s offer, for a total of USD 780,000,000. The transaction will be deemed closed upon satisfaction of the conditions precedent set forth in the share purchase agreement, including, among others, the approval of the change of control by the ENReGE and the extension of the natural gas distribution license for an additional 20 years, until 2047. It is worth pointing out that the aforementioned agreement does not grant the Company, directly or indirectly, any rights to control or direct the operations of Metrogas S.A. prior to the closing date of the transaction.

Furthermore, the Company disbursed USD 78,000,000 to YPF S.A. as a deposit, amount which will be applied toward the purchase price and is disclosed in the Other Receivables account of the Statement of Financial Position (Note 16).

Finally, on October 29, 2026, the Extraordinary Shareholders’ Meeting of Metrogas S.A. ratified the Extension Agreement regarding its natural gas distribution license for an additional 20 years, until 2047, and approved the waivers, relinquishments, and other commitments set forth in that agreement, with ratification by the PEN remaining pending. At the date of issuance of these condensed interim consolidated financial statements, applications for approval of the transaction have been submitted to the relevant regulatory authorities, including the ENReGE.

Note	34 | Events after the reporting period

The following are the events that have occurred subsequent to September 30, 2026:

-	Enactment of Law No. 27,828, Note 2.b.
-	Increase in the amount of the Global Corporate Notes Issuance Program, Note 24.
-	Incorporation of Edenor Inversiones SAU, Note 1.
-	Extension Agreement of the natural gas distribution license, Note 33.
-	Amendment to both the seasonal reference prices and the values of the Company’s electricity rate schedules – SE Resolution No. 305/2026 and ENReGE Resolution No. 886/2026, Note 2.a.

DANIEL MARX
Chairman

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 11, 2026